Exhibit 99.1

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REGULATED INFORMATION

Nyxoah Files Shelf Registration Statement and
Announces At-the-Market Equity Offering Program

Mont-Saint-Guibert, Belgium – December 22, 2022, 10:10pm CET / 4:10pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that it has filed a $200 million shelf registration statement on Form F-3 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). Once declared effective by the SEC, the Registration Statement would permit the Company to sell, from time to time, up to $200 million in aggregate value of its common stock, preferred stock, debt securities, warrants, and/or units. The Registration Statement is intended to provide the Company with flexibility to access additional capital when market conditions are appropriate.

The Company also entered into a sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may sell new ordinary shares having an aggregate offering price of up to $50 million (the “Offered Shares”) from time to time through an "at-the-market" offering (the “ATM”). The actual number of Offered Shares to be issued, if any, will depend on the Company’s determination, in its sole discretion, to make sales and the price per share of any such sales. However, the number of Offered Shares shall not exceed 6 million shares. The Offered Shares will be sold at a sales price per Offered Share equal to the then current USD market price of the Nyxoah ordinary share on the Nasdaq Global Market at the time of the relevant sale.

Cantor may sell Offered Shares by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, including without limitation sales made directly on the Nasdaq Stock Market, on any other existing U.S. trading market for the ordinary shares, or to or through a market maker. Since the Offered Shares will be sold at market prices prevailing at the time of the sale, sales prices may vary. No sales of Offered Shares will be conducted in Belgium or through Euronext.

The ATM offering is being made only by means of a prospectus included within the Registration Statement. The Registration Statement has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the Registration Statement becomes effective. When available, copies of the prospectus relating to the ATM may be obtained from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, New York, NY 10022, or by email: prospectus@cantor.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and US commercialization approval.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company's current expectations regarding the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2022, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

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Contacts:

Nyxoah

Loic Moreau, Chief Financial Officer

corporate@nyxoah.com

+32 473 33 19 80

Jeremy Feffer, VP IR and Corporate Communications

jeremy.feffer@nyxoah.com

+1 917 749 1494

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